Exhibit (a)(5)(i)

MULTIMEDIA GAMES, INC.	PRESS RELEASE
For more information contact:
Clifton Lind	Joseph N. Jaffoni
President and CEO	Richard Land
Randy Cieslewicz	Jaffoni & Collins Incorporated
Chief Financial Officer	212-835-8500 or mgam@jcir.com
Multimedia Games, Inc.
512-334-7500

MULTIMEDIA GAMES ANNOUNCES COMMENCEMENT OF TENDER OFFER

AUSTIN, Texas, June 8, 2007 – Multimedia Games, Inc. (Nasdaq: MGAM) (“Multimedia”), today announced that it has commenced a tender offer in which it will spend up to $25 million to repurchase up to 2,040,816 shares of its common stock, or up to 7.32% of its outstanding shares as of May 31, 2007, for cash, at a price per share not greater than $13.50 and not less than $12.25. The offer will expire at 5:00 p.m., New York City time on July 10, 2007, unless the offer is extended. On June 7, 2007, the last full trading day before the commencement of the Tender Offer, the reported closing price of Multimedia’s common stock on the Nasdaq Global Select Market was $12.36 per share. On May 25, 2007, the last full trading day prior to announcement of the tender offer, the last reported sale price of Multimedia’s common stock on the Nasdaq Global Select Market was $11.87 per share.

The purpose of the tender offer is to provide those shareholders who wish to obtain liquidity for their shares an opportunity to do so without the risk of market price declines, and to provide value to Multimedia’s shareholders. In determining the size and number of shares to purchase in the tender offer, the Board of Directors with the assistance of outside advisors considered a broad range of factors, including our financial condition, operations, competitive position, resources and business prospects, the current market price of Multimedia’s shares, and Multimedia’s desire for future financial flexibility. The Board of Directors also considered risks and uncertainties, including the potential for favorable and unfavorable developments relating to Multimedia’s business.

The modified “Dutch Auction” tender offer allows shareholders to indicate how many of their shares they wish to tender and at what price within the $12.25 to $13.50 range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Multimedia will determine the lowest price per share within the range that will enable it to purchase up to $25 million worth of shares, or a lower amount depending on the number of shares properly tendered. All shares accepted in the tender offer will be purchased at the same price, which could be higher or lower than the market price immediately prior to or during the tender offer.

Although Multimedia’s Board of Directors has approved this tender offer, neither Multimedia’s Board of Directors nor its management is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making their decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices to tender them.

Bear, Stearns & Co. Inc. is the dealer-manager for the tender offer, and MacKenzie Partners, Inc. is the information agent for the tender offer. Any questions concerning the tender offer may be directed to Bear, Stearns & Co Inc. at (866) 897-6798, or to MacKenzie Partners, Inc. at (212) 929-5500 or toll free at (800) 322-2885. Copies of the Offer to Purchase and other documents describing the terms of the tender offer and Letter of Transmittal for use in making tenders may be obtained from MacKenzie Partners, Inc. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to shareholders on June 8, 2007, and will be made available for distribution to beneficial owners.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Multimedia’s common stock. The solicitation of offers to buy Multimedia’s common stock and specific instructions will only be made pursuant to the Offer to Purchase and related materials to be mailed to shareholders beginning today. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. In addition, Multimedia is also filing today with the SEC on Schedule TO the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer, which will be available once filed through the SEC’s internet address at http://www.sec.gov without charge. These documents also may be downloaded without charge from Multimedia’s website at www.multimediagames.com.

About the Company

Multimedia Games is a leading developer and supplier of comprehensive systems, content, electronic games and player terminals for the Native American gaming market, as well as for the casino, charity and international bingo, video lottery, and sweepstakes markets. The Company’s ongoing development and marketing efforts focus on gaming systems and products for use by Native American tribes throughout the United States, the commercial casino market, video lottery systems and other products for domestic and international lotteries, and products for charity and international bingo and emerging markets, including sweepstakes, promotional, amusement with prize, and coupon gaming opportunities. Additional information may be found at www.multimediagames.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding Multimedia’s intention to repurchase up to $25 million in value of shares of its common stock. These statements are subject to a variety of risks and uncertainties including Multimedia’s ability to consummate the repurchase. Additional cautionary statements regarding other risk factors that could have an effect on the future performance of Multimedia are contained in its filings with the SEC, including its reports on Forms 10-K and 10-Q. Multimedia undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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